June 2, 2017

VIA EDGAR
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549-7010

Re:    Babcock & Wilcox Enterprises, Inc.
SEC Comment Letter dated May 24, 2017
Form 10-K for the year ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the Period Ended March 31, 2017
Filed May 9, 2017
Response dated May 10, 2017
File No. 1-36876

Dear Ms. Rocha:

This letter is Babcock & Wilcox Enterprises, Inc.'s ("B&W" or the "Company") response to the Staff's May 24, 2017 comment letter based on the Staff's review of the Company's Annual Report on Form 10-K for the year ended December 31, 2016 ("Annual Report"), the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 ("Quarterly Report") and the Company's response to the Staff's April 28, 2017 comment letter. For your convenience, each of the Staff's comments has been reprinted below in bold italics, followed by our responses.

Form 10-K for the Year Ended December 31, 2016

Goodwill and Long-Lived Asset Impairment, page 47

1.    We note your response to comment 5 of our letter dated April 28, 2017. You determined it was not more likely than not that the Renewable segment’s goodwill was impaired as the fair value exceeded its carrying value by $114 million. You note that your estimate of fair value was based on your updated forecast which reflects the expectation that the Renewable business will return to profitability. Please help us better understand your basis for assuming that the Renewable business will return to profitability, including when you expect this to occur. Please specifically address the factors that led to this expectation. In this regard, we note that your disclosures on page 28 of your Form 10-Q for the period ended March 31, 2017 indicate a declining trend in terms of bookings and backlog.

Response: We acknowledge the Staff's comment and are providing the following supplemental information with respect to our response to comment 6 in your comment letter dated April 28, 2017.

As discussed, the estimated fair value of the Renewable reporting unit exceeded the carrying value by $114 million (the "headroom") as of December 31, 2016 as a result of our expectation of long-term profitability in the segment and the relatively low carrying value of this reporting unit. The disclosures in our Annual Report reflected management's expectation that the Renewable reporting unit will be profitable beginning with the first quarter of 2017, as illustrated by the $10.6 million of gross profit from the Renewable segment in the first quarter of 2017. Factors leading to our expectation of future profitability in this segment include:

•
anticipated contract losses that were fully recognized during 2016 are not expected to result in additional losses during 2017 unless changes in estimates occur, which are by definition not expected or forecasted;

•	other on-going Renewable energy contracts that are not in a loss position are expected to continue providing profitable results;

•	other Renewable segment product sales and services are forecasted to continue to be profitable; and

•	our expectation that the technology, products and services provided by our Renewable business remain desired by the market and will result in future profitable renewable energy contracts.

The decline in the trend of bookings and backlog in the Renewable segment is primarily attributable to management's decision not to accept any new renewable energy contracts in the European region through the first six months of 2017 until the existing portfolio of renewable energy contracts move closer to completion and a new project execution model is implemented in the Renewable business, which we disclosed in management's discussion and analysis of the Renewable segment's results on page 35 of our Annual Report. The decline in the trend of bookings and backlog was expected and was incorporated into our forecasted future profitability.

Also contributing to the headroom in the goodwill analysis at December 31, 2016 is the low carrying value Renewable reporting unit. The businesses in this reporting unit are not asset-intensive, and include only $6.9 million of non-current assets excluding goodwill at December 31, 2016, which is disclosed on page 48 of our Annual Report.

Form 10-Q for the Period Ended March 31, 2017

Note 5 - Contracts and Revenue Recognition, page 10

2.    Please expand your disclosures to explain why the $2.6 million reduction in the reserve for estimated losses had no net impact on your statement of operations during the period ended March 31, 2017.

Response: We acknowledge the Staff's comment and are providing the following supplemental information with respect to our disclosure in Note 5 to the condensed consolidated financial statements included in our Quarterly Report.

The reserve for estimated losses reflects the unrealized portion of project losses accrued at each balance sheet date. For this loss project, there were no significant changes in the estimated revenues and costs at completion, so the $2.6 million reduction in the reserve represents progress on the project and realization of a portion of the previously accrued losses. Once a project is in a loss position, only changes in estimated revenues or costs at completion affect the statement of operations. At December 31, 2016, the loss project was approximately 88% complete, and at March 31, 2017, it was approximately 93% complete. We expect the remaining reserve for estimated losses on this project to decline to zero as the contract is completed during 2017 and all of the previously recognized losses have been realized.

In future filings, we will more clearly disclose contract loss accruals and the nature of any changes in those accruals.

Form 10-Q for the Period Ended March 31, 2017

Liquidity and Capital Resources, page 31

3.    We note your response to comment 2 of our letter dated April 28, 2017. You expect cash and cash equivalents, cash flows from operations, and your borrowing capacity to be sufficient to meet your liquidity needs. You also expect your operations to use cash over the full year of 2017 which is expected to be funded in part through borrowings from your United States revolving credit facility. We continue to believe that you should expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months in light of the following specifically related to the three primary sources of cash you identified:

•
Your cash and cash equivalents decreased from $365.2 million at December 31, 2015 to $95.9 million at December 31, 2016. Your cash and cash equivalents further decreased to $46.3 million at March 31, 2017 of which $35.5 million is held by foreign entities;

•
Your net cash generated from operating activities decreased significantly from $170.4 million during the year ended December 31, 2015 to $2.3 million during the year ended December 31, 2016. For the three months ended March 31, 2017, your net cash used in operating activities increased from $37.9 million for the three months ended March 31, 2016 to $74.8 million for the three months ended March 31, 2017; and

•
You had $228.8 million available borrowing capacity under your credit agreement at December 31, 2016 compared to $373 million at December 31, 2015. This available borrowing capacity was further significantly reduced to $55.1 million at March 31, 2017.

Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: We acknowledge the Staff's comment and are providing the following supplemental information with respect to our response to comment 2 in your comment letter dated April 28, 2017, and our liquidity and capital resources disclosures in our Annual Report and Quarterly Report.

As noted in our May 10, 2017 response to comment 2 in your comment letter dated April 28, 2017, we determined that our sources of liquidity at December 31, 2016 were sufficient to meet our cash requirements for at least the twelve months following the date we filed the Annual Report based on our operating forecast, backlog, cash on-hand, borrowing capacity, planned capital investments and our ability to manage future discretionary cash outflows during the next twelve month period. Despite declines in our cash and cash equivalents balance, borrowing capacity and operating cash flows during the first quarter of 2017, our operating forecast, backlog, cash on-hand, borrowing capacity, planned capital investments and our ability to manage future discretionary cash outflows were also the primary reasons why we disclosed that our sources of liquidity at March 31, 2017 were sufficient for the twelve months following the date we filed the Quarterly Report. Also, our borrowing capacity under our United States credit facility is primarily limited by the financial covenants, which are most significantly affected by our trailing twelve months EBITDA (as defined in the Amended Credit Agreement). At March 31, 2017, available borrowing capacity from our United States credit facility is at its forecasted low-point over the next twelve months due to the negative effect of the 2016 second and fourth quarter losses on the trailing twelve month EBITDA calculation. Our projected borrowing availability is expected to increase during the second and fourth quarters of 2017 due to the 2016 second and fourth quarter losses rolling-out of the EBITDA calculation.

The following is an excerpt from what we disclosed in our Quarterly Report, supplemented with expanded disclosure to address the Staff's comment (additions to the prior disclosure are italicized):

Of our $46.3 million of unrestricted cash and cash equivalents at March 31, 2017, approximately $35.5 million is held by foreign entities. In general, our foreign cash balances are not available to fund our United States operations unless the funds are repatriated to the United States, which would expose us to taxes we presently have not accrued in our results of operations. We presently have no plans to repatriate these funds to the United States as our United States liquidity is sufficient to meet the cash requirements of our United States operations. We continue to explore growth strategies across our segments through acquisitions to expand and complement our existing businesses. We expect to fund these opportunities with cash on hand, external financing (including debt or equity) or some combination thereof.

Despite declines in our cash and cash equivalents balance, borrowing capacity and operating cash flows during the first quarter of 2017, we believe we have adequate sources of liquidity at March 31, 2017 to meet our cash requirements for the twelve months following the date we filed this Form 10-Q based on our operating forecast, backlog, cash on-hand, borrowing capacity, planned capital investments and ability to manage future discretionary cash outflows during the next twelve month period. We expect our operations to use cash over the full year of 2017, particularly in the Renewable segment, as we fund contract losses and work down advanced bill positions. Our forecasted use of cash in 2017 is expected to be funded in part through borrowings from our United States revolving credit facility and use of cash held by our foreign entities. Our United States credit facility allows for nearly immediate borrowing of available capacity to fund cash requirements in the normal course of business, meaning that the minimum United States cash on hand is maintained to minimize borrowing costs. Our borrowing capacity under the United States credit facility is primarily limited by the financial covenants, which are most significantly affected by our trailing twelve months EBITDA (as defined in the Amended Credit Agreement). At March 31, 2017, available borrowing capacity from our United States credit facility is at its forecasted low-point over the next twelve months due to the negative effect of the 2016 second and fourth quarter losses on the trailing twelve month EBITDA calculation. Our projected borrowing availability is expected to increase during the second and fourth quarters of 2017 due to the 2016 second and fourth quarter losses rolling-out of the EBITDA calculation. We expect cash and cash equivalents, cash flows from operations, and our borrowing capacity to be sufficient to meet our liquidity needs for at least twelve months from the date of this filing.

In future filings, we plan to include supplemental details in our liquidity and capital resources disclosure similar to the example above to the extent we consider them necessary to an investor's understanding of our liquidity and capital resources.

We appreciate your feedback on our financial reporting. Should you have any questions about our responses, please direct them to Dan Hoehn, Vice President, Controller & Chief Accounting Officer, at (330) 860-1770 or dwhoehn@babcock.com, or in his absence, me at (704) 625-4937 or jlapker@babcock.com.

Sincerely,

/s/ Jenny L. Apker
Jenny L. Apker
Senior Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.

cc:    Nudrat Salik, Staff Accountant, SEC Division of Corporation Finance
Daniel W. Hoehn, Vice President, Controller and Chief Accounting Officer,
Babcock & Wilcox Enterprises, Inc.
J. André Hall, Senior Vice President, General Counsel and Corporate Secretary,
Babcock & Wilcox Enterprises, Inc.

4